Exhibit 21

List of Subsidiaries

Name of Subsidiary as specified in its Charter

NationsRent, Inc.
Las Olas Fourteen Corporation
Las Olas Twelve Corporation
NRGP, Inc.
NationsRent USA, Inc.
NationsRent West, Inc.
Logan Equipment Corp.
NationsRent Transportation Services, Inc.
BDK Equipment Company, Inc.
NR Delaware, Inc.
NationsRent of Texas, LP	State or Other Jurisdiction of Incorporation or Organization Delaware Delaware Delaware Delaware Delaware Delaware Delaware Delaware California Delaware Delaware